EXHIBIT 3(i)

TYLERSTONE VENTURES CORPORATION

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION

Tylerstone Ventures Corporation, organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That at a meeting of the Directors of Tylerstone Ventures Corporation a resolution was duly adopted January 25, 2007 setting forth proposed amendments to the Certificate of Incorporation of said Corporation and declaring said amendments to be advisable.

The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be and is amended:

(1)	by changing the First Article so that, as amended, the First Article shall be and read as follows:

●	The name of this Corporation will be: nCoat, Inc.

(2)	by changing the Fourth Article so that, as amended, the Fourth Article shall be and read as follows:

A.	The authorized capital stock of the Corporation shall consist of 500,000,000 shares of common stock, $0.0001 par value.

B.	Effective January 25, 2007 each issued and outstanding shares of this Corporation’s common stock is converted into 20 shares of this Corporation’s common stock.

SECOND: That said amendments were adopted by the written consent of the shareholders owning a majority of this Corporation’s issued and outstanding shares.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 228 of the General Corporation Law of Delaware. Written notice of the amendments has been given in accordance with Section 228 of the General Corporation Law of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 25th day of January, 2007

By: /s/ Terry R. Holmes
Authorized Officer

Title: President
Name: Terry R. Holmes